Exhibit 4.1.2
SECOND AMENDMENT TO THE CNH GLOBAL N.V.
OUTSIDE DIRECTORS’ COMPENSATION PLAN
     This Second Amendment to the Outside Directors’ Compensation Plan (the “Plan”) which was last amended on April 26, 2004 and restated as of May 8, 2003 is hereby made effective as of May 3, 2005 following approval by the shareholders of CNH Global N.V. The Plan is hereby amended as follows:
1.	Appendix A of the Plan is hereby amended and restated in its entirety and the Appendix A attached hereto is hereby substituted for the Appendix A previously attached to the Plan.

Appendix A – Schedule of Outside Directors’ Compensation

Annual Fees (1):
•	Outside Director serving as Chairman of the Board	$150,000
•	Each other Outside Director	$65,000
•	Annual Committee Chair fee:	$5,000

Meeting Fees (2):
•	Board meeting fee: (for each meeting attended)	$1,250
•	Committee meeting fee: (for each meeting attended)	$1,250

Annual Automatic Stock Option Grant:		4,000 stock options

(1)	Payable each Plan Year Quarter in Common Shares unless otherwise elected (cash or stock options).

(2)	Payable only in cash as soon as possible after the end of each Plan Year Quarter.
At the beginning of the Fifth Plan Year in May 2003, any eligible Outside Director will be entitled to receive a one-time grant of an amount of stock options equal to 20% of the Annual Automatic Stock Options and 15% of the Elective Stock Options he or she has been granted prior to May 6, 2002.